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EXHIBIT 16.1


March 18, 2007


Gately & Associates, LLC
1248 Woodridge Court
Altamonte Springs, FL 32714

Re: Resignation Letter

Effective March 18, 2007, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation because as we discussed earlier, we are taking early retirement.

You should take steps to retain a new accounting firm immediately.

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company's affairs.

We look forward to helping you make a smooth transition with your new accountants.





Very truly yours,

/S/ James Gately
Gately & Associates